August 14, 2024

Rhonda Keaveney
Chief Executive Officer
Invech Holdings, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

       Re: Invech Holdings, Inc.
           Amendment No. 8 to Registration Statement on Form S-1
           Filed August 6, 2024
           File No. 333-276779
Dear Rhonda Keaveney:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2024 letter.

Amendment No. 8 to Form S-1 filed August 6, 2024
Certain Relationships and Related Transactions, and Director Independence, page
50

1. We note your revised disclosure pursuant to comment 2 and reissue in part. Please disclose each transaction disclosed in Note 7 of the interim financial statements, specifically the additional $16,159 advance from SCC.


       Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.
 August 14, 2024
Page 2



                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services